Axos Clearing LLC

(A Wholly Owned Subsidiary of Axos Clearing, Inc.)
(SEC I.D. No. 8-53595)

Statement of Financial Condition as of June 30, 2020 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC** Document.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2019 (MM/DD/YY) AND ENDING 06/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Axos Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1299 Farnam Street, Suite 800
(No. and Street)

Omaha	Nebraska	68102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Weitkam 402-384-6114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

3570 Carmel Mountain Road	San Diego	CA	92130
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis Weitkam _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Axos Clearing LLC _____ , as
of June 30 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



General Notary - State of Nebraska
TINA R. BRATETIC
My Comm. Exp. Nov. 30, 2021.

_____
Signature

VP Finance
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 858-404-9200
Fax: 858-404-9201
www.bdo.com

3570 Carmel Mountain Road, Suite 400
San Diego, CA 92130

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Axos Clearing, LLC
Omaha, Nebraska

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Axos Clearing, LLC (the "Broker-Dealer") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Broker-Dealer at June 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

BDO USA, LLP

San Diego, California
August 27, 2020

AXOS CLEARING LLC

(A Wholly Owned Subsidiary of Axos Clearing, Inc.)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Cash	$	13,907,850
Cash segregated in compliance with federal and other regulations		194,042,149
Deposits with clearing organizations		12,839,374
Securities owned, at fair value		5,262,997
Receivable from brokers, dealers and clearing organizations		7,852,745
Receivable from customers, net		210,510,390
Securities borrowed		222,368,044
Operating lease right-of-use assets		622,439
Finance lease right-of-use assets		256,004
Property and equipment, net		1,873,047
Goodwill		35,501,151
Customer intangible, net		17,988,704
Other assets		5,671,499
Total assets	$	728,696,393

LIABILITIES AND MEMBER'S EQUITY

Payable to banks	$	21,500,000
Payable to customers		324,627,931
Securities loaned		255,944,783
Payable to brokers, dealers and clearing organizations		22,986,485
Operating lease liabilities		765,031
Finace lease liabilities		252,432
Accounts payable and accrued liabilities		4,722,880
Subordinated borrowings		3,000,000
Total liabilities		633,799,542
Commitments and contingencies (see Note 11)		
Member's equity		94,896,851
Total liabilities and member's equity	$	728,696,393

See notes to statement of financial condition.

AXOS CLEARING LLC
(A Wholly Owned Subsidiary of Axos Clearing, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

1.   **ORGANIZATION AND NATURE OF OPERATIONS**

Organization — Axos Clearing LLC (the "Company") is a wholly-owned subsidiary of Axos Clearing, Inc., a subsidiary company of Axos Financial, Inc. (the "Parent") and is headquartered in Omaha, Nebraska. The Company is a Delaware Limited Liability company formed on January 21, 2004.

Nature of Operations — The Company is a securities broker-dealer and provides clearing services to other broker-dealers on a fully disclosed basis throughout the United States. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA"), and the various securities exchanges in which it maintains membership.

COVID-19 and CARES Act —In March 2020 the World Health Organization declared COVID-19 a worldwide pandemic. The pandemic has caused economic conditions to deteriorate across the global economy and periods of volatility within the financial markets and continued downward pressure on interest rates. For the well-being and safety of its employees the Company executed on a remote work arrangement for the majority of its employees during this time. The Company, through various technological platforms, internal control structures and experienced workforce have managed through this period with no significant client disruptions or operational or financial impact to the Company that is material in nature.

The Company experienced a significant re-allocation of customer assets into cash and cash equivalents as clients exited riskier assets during this time period. In response to the pandemic and economic conditions the Federal Reserve lowered the federal funds target overnight rate twice, for a total of 150 basis points to near zero. Consequently, revenues associated with the Company's segregated cash deposits and FDIC sweep balances have been impacted and are expected to remain significantly lower given the forecasted continued low rate environment into the foreseeable future. The Company cannot predict the future impact on its financial condition, results of operation and liquidity for fiscal 2021.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security ("CARES") Act was enacted and signed into law. This COVID-19 focused relief bill was enacted into law in response to the outbreak. Of the COVID-19 focused relief bills enacted into law, it was the largest in both scope and cost. Within the act contains provisions permitting deferment of the employer portion of Social Security payroll taxes otherwise owed in 2020. The Company has elected to implement this section of the CARES Act. In accordance to this provision, the Company has recognized the associated payroll tax expense and recorded the appropriate payroll tax liability. The amount of this payroll tax deferral is not deemed to be material to its financial statements for the current or future reporting periods. We continue to examine the impact that the CARES Act may have on our business. Currently, we are unable to determine the impact that the CARES Act will have on our financial condition, results of operations, or liquidity.

2. **SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates.

Cash— The Company defines cash and cash equivalents as all cash balances and highly liquid investments with original maturities of three months or less at the time of purchase. While the Company's cash and cash equivalents are on deposit with high-quality institutions, such deposits exceed Federal Deposit Insurance Corporation insured limits.

Cash Segregated in Compliance with Federal and Other Regulations — Cash segregated in compliance with federal regulations consist primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of customers in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Exchange Act") and other regulations.

Customer Transactions — Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis in the statement of financial condition with the related revenue and expense reported on a trade date basis. The customer receivables are recorded net of an allowance for doubtful accounts of $875,395.

Securities Owned — Securities owned are valued at fair value based and recorded on a trade date basis. As of June 30, 2020, the Company had Securities on deposit with the Options Clearing Corporation ("OCC") for option contracts written or purchased in customer accounts. These securities cannot be sold or repledged by the OCC. The Company also owned preferred and common stock of the Depository Trust Clearing Corporation ("DTCC") and other various securities. The securities owned of DTCC are required to be held as part of DTCC membership. These securities are not readily marketable and are classified as Level 3 assets. Additional detail of securities owned as of June 30, 2020 is provided within Note 6.

Securities Borrowed and Securities Loaned — Securities Bborrowed and securities loaned transactions are reported as collateralized financings and recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Property and Equipment — Property and equipment is recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the remaining useful lives of the assets, ranging from 3 to 7 years.

Impairment of Long-Lived Assets —The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment of a long-lived asset has occurred, the asset will be written down to its estimated fair value, which is based primarily on expected discounted future cash flows. No impairment charges were recorded as of June 30, 2020.

Income Taxes— The Company has elected, under the provision of the Internal Revenue Code, to be treated as a disregarded entity, under the entity classification domestic default rules. The income and losses of the Company pass through to the Parent who incurs the tax obligation or receives the tax benefit. There is no tax sharing arrangement between the Company and the Parent.

Leases—Effective July 1, 2019, the Company adopted Accounting Standards Update (ASU) No.2016-02, Leases (Topic 842), using a modified retrospective approach. The new standard requires lessees to record an operating and finance lease right-of-use asset, representing the right to use the underlying asset for the lease term, and a corresponding liability to make lease payments equal to the present value of future rental payments on the Statement of Financial Condition for all leases with a term greater than one year. As most leases do not state a discount rate, the Company utilizes the incremental borrowing rate based on information available at the commencement date to determine the present value of the lease payments. The weighted average discount rate used was 3.82%.

Upon adoption of the new standard on July 1, 2019, the Company recognized an operating lease right-of-use asset and associated operating lease liability for $1,221,894 and $1,370,113 respectively. As of June 30, 2020, the operating lease right-of-use asset and associated liability is $622,439 and $765,034 respectively. As of June 30, 2020, the finance lease right-of-use asset and associated liability is $256,004 and $252,432 respectively. The Company has non-cancelable operating leases for its offices and rental equipment that require the Company to pay all executing costs such as maintenance and insurance

The Company has elected the practical expedient, where leases with an initial term of 12 months or less (short term leases) are not recorded as an ROU asset or lease liability on the Company's statement of financial condition. The lease terms include any non-cancellable periods and may reflect periods covered by options to extend or terminate when it is reasonably certain that those options will be exercised.

The Company maintains various operating and finance leases, which expire at varying dates from July 2020 to September 2023. As of June 30, 2020, the Company's weighted average lease term was 2 years.

Leases are classified as operating or finance leases at the lease commencement date. As of June 30, 2020, ROU assets and liabilities by lease type are as follows:

Right-of-use assets		
Operating leases, net of accumulated amortization	$	622,439
Finance leases, net of accumulated amortization		256,004
Total right-of-use assets, net	$	878,443
Lease liabilities		
Operating leases	$	765,031
Finance leases		252,432
Total lease liabilities	$	1,017,463

Pushdown Accounting — On January 28, 2019, Axos Financial Inc., acquired COR Securities Holdings Inc. A subsidiary of COR Securities Holdings Inc was COR Clearing LLC which was

renamed Axos Clearing LLC. Under the acquisition method of accounting, Axos Financial Inc., was treated as the accounting acquirer and COR Securities Holdings, Inc. was treated as the acquired company for financial reporting purposes. The acquisition was recorded as a business combination under ASC Topic 805, Business Combinations, with identifiable assets acquired provisionally recorded at their estimated fair values on the acquisition date. Fair value adjustments related to the transaction have been pushed down to the Company, resulting in assets being recorded at fair value at July 1, 2019.

The following table summarizes the acquisition accounting adjustments, and the provisional acquisition-date fair values assigned to the net assets acquired as of the acquisition date:

| | June 30, 2019 | | |
	As Previously Reported	Pushdown Accounting	As Restated
Assets			
Goodwill	$ 17,754,394	$ 17,746,757	$ 35,501,151
Customer Intangible, net	-	19,493,148	19,493,148
Total Assets	600,352,238	37,239,905	637,592,143
Liabilities	$ 549,230,451	$ -	$ 549,230,451
Member's Equity	51,121,787	37,239,905	88,361,692
Total Liabilities and Member's Equity	$ 600,352,238	$ 37,239,905	$ 637,592,143

Goodwill and Customer Intangible —The Company performs annual impairment tests of its goodwill as of March 31, in accordance with generally accepted accounting principles. The goodwill impairment test requires the Company to make judgments in determining what assumptions to use in the calculation. The process consists of estimating the fair value based on valuation techniques, including a discounted cash flow model using revenue and profit forecasts and recent industry transaction and trading multiples of the Company's peers, and comparing those estimated fair values with the carrying values of the assets and liabilities of the Company, which includes the goodwill. If the estimated fair value is less than the carrying value, the Company will recognize an impairment charge.

At March 31, 2020, the Company determined that the estimated fair value exceeded its carrying value. As a result, the Company concluded that the goodwill was fully realizable, indicating no impairment of the Company's goodwill.

Customer intangible consists of two separate customer relationship being amortized over a 15- and 9-year period. The Company evaluates impairment of customer intangibles when events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company determined that there is no indication of impairment of customer intangibles as of March 31, 2020.

Recently Issued Accounting Pronouncements— In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the amendments in this update replace the incurred loss

impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years, with early adoption permitted. Therefore, ASU 2016-13 will be effective for the Company's fiscal year beginning on July 1, 2020. The Company has evaluated all areas of the Company's financials determined to be within scope of ASC 2016-13 and the outcome is not yet determinable.

3. **RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS**

Receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of June 30, 2020:

Receivable:		
Brokers and dealers	$	3,459,343
Clearing organizations		2,295,313
Securities failed to deliver		2,098,089
	$	7,852,745
Payable:		
Brokers and dealers	$	18,247,484
Clearing organizations		2,134,443
Securities failed to receive		2,604,558
	$	22,986,485

Receivables related to securities are collateralized by the underlying securities. The total amount of broker-dealer bad debt allowance recorded as of June 30, 2020 is $17,185,393. The bad debt allowance recorded is primarily due to a single receivable of $15,462,481

4. **RECEIVABLE FROM AND PAYABLE TO CUSTOMERS**

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. The customer receivables are recorded net of an allowance for doubtful accounts of $875,395.

	Receivable		Payable	
Margin loans	$	210,510,390	$	-
Customer cash balances		-		324,627,931
	$	210,510,390	$	324,627,931

5. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based

on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. There were no Level 1 assets or liabilities.

Level 2 — Inputs are observable, either directly or indirectly, but do not qualify as Level 1 inputs. The Company's Level 2 assets and liabilities include: debt obligations of U.S. government and agencies and state and municipal obligations.

Level 3 — Inputs are unobservable inputs for the asset or liability and typically reflect the Company's assumptions that it believes market participants would use in pricing the asset or liability. This category includes unregistered equity securities.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the availability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

At June 30, 2020, the Company's assets measured at fair value consist of the following:

Assets:	Level 1		Level 2	Level 3	Total
Equities	$ -	$	56,257	$ 3,359,527	$ 3,415,784
State and Municipal obligations	-		48,406	-	48,406
U.S. Government and agency securities	-		1,798,807	-	1,798,807
Total assets at fair value	$ -	$	1,903,470	$ 3,359,527	$ 5,262,997

The fair value of all other financial instruments reflected in the statement of financial condition (consisting of primarily receivables from and payables to brokers, dealers and clearing organizations and customers, securities borrowed and loaned, payable to banks, and notes receivable) approximates the carrying value due to the short-term nature and pricing characteristics of the financial instruments.

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2020:

Furniture and equipment	$ 1,452,983
Assets in progress	527,062
Software	2,263,927
Property and equipment	4,243,972
Less accumulated depreciation and amortization	(2,370,925)
Property and equipment, net	$ 1,873,047

7. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital (Rule 15c3-1 of the Exchange Act). Under this rule, the Company has elected to operate under the alternate method and is required to maintain minimum net capital of $250,000 or 2% of aggregate debit balances arising from client transactions, as defined. On June 30, 2020, the Company had net capital of $34,021,867 which was $29,450,464 in excess of the required net capital requirement of $4,571,403. The Company's percentage of net capital to aggregate debit items was 14.88%. Under the alternate method, the Company may not repay subordinated debt, pay cash distributions, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement.

The Company, as a clearing broker, is subject to SEC Customer Protection Rule (Rule 15c3-3 of the Exchange Act) which requires segregation of funds in a special reserve account for the benefit of customers. At June 30, 2020, the Company had a deposit requirement of $159,467,442 and maintained a deposit of $178,832,049. On July 1, 2020, the Company made a withdrawal of $17,400,000.

Certain broker-dealers have chosen to maintain brokerage customer accounts at the Company. To allow these broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Brokers (PAB). At June 30, 2020, the Company had a deposit requirement of $16,960,081 and maintained a deposit of $15,210,100. On July 1, 2020, the Company made a deposit of $2,300,000.

8. OFFSETTING OF SECURITIES FINANCING AGREEMENTS

The Company enters into securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and customer securities lending. The Company manages credit exposure from certain transactions by entering into master securities lending agreements. The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the

counterparty following a default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of a counterparty.

The following table presents information about the offsetting of these instruments and related collateral amounts as of June 30, 2020:

	Gross Assets/ Liabilities	Amounts Offset	Net Balance Sheet Amount	Financial Collateral	Net Amount
Assets:					
Securities borrowed	$ 222,368,044	$ -	$ 222,368,044	$ (222,368,044)	$ -
Liabilities:					
Securities loaned	$ 255,944,783	$ -	$ 255,944,783	$ (255,944,783)	$ -

The securities loaned transactions represent equities with an overnight and open maturity classification.

9. BENEFIT PLANS

The Company has a 401(k) and profit sharing plan which is made available to all employees. Profit sharing contributions and matching 401(k) contributions are determined at the discretion of the Board of Managers.

10. PAYABLE TO BANKS

The Company has a total of $230,000,000 uncommitted secured lines of credit available for borrowing as needed. As of June 30, 2020, borrowings outstanding totaled $21,500,000. These credit facilities bear interest at rates based on the Federal Funds rate and are due upon demand. As of June 30, 2020, the weighted average rate was 1.58%. The applicable interest-based charges are accrued and paid monthly. One credit facility with a line of $60,000,000 expires in October 2020. The remaining credit facilities have no expiration.

The Company has a $50,000,000 committed unsecured line of credit available for limited purpose borrowing. As of June 30, 2020, there were no borrowings outstanding. This credit facility expires in November 2020. The line of credit however can be reduced by $15,000,000 if net capital in excess of requirements is less than $25,000,000. The committed credit facilities contain financial and other covenants. The Company was in compliance with all applicable covenants at June 30, 2020.

11. COMMITMENTS AND CONTINGENCIES

The Company is subject to lawsuits, arbitration, claims, and other legal proceedings in connection with its business. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition. Management is of the opinion that the Company has adequate legal defenses with respect to the legal proceedings to which it is a defendant or respondent and the outcome of these pending

proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the ultimate outcome of these matters.

12. GOODWILL AND CUSTOMER INTANGIBLE ASSETS

Management has evaluated and continues to monitor all key factors impacting the carrying value of the Company's recorded goodwill and long-lived assets. Adverse changes in the Company's actual or expected operating results, market capitalization, business climate, economic factors or other negative events that may be outside the control of management could result in material non-cash impairment charges in the future. The weighted-average useful lives of customer intangible assets are 14 years. Management preformed impairment testing and there was no impairment identified.

The Company's customer intangible assets are as follows:

	June 30, 2020		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 19,493,148	$ 1,504,444	$ 17,988,704
Total customer intangible assets	19,493,148	1,504,444	17,988,704

13. SUBORDINATED BORROWINGS

As of June 30, 2020, the Company had borrowings of $3,000,000 under a subordinated loan facility from the Parent. The borrowing bears interest at a rate of 5.5% and matures on November 22, 2022. Interest payments on the subordinated loan are paid monthly to the Parent.

The borrowing was approved by FINRA as subordinated debt available in computing net capital under Rule 15c3-1. The debt facility is subordinated to the claims of general creditors and to the extent that the debt facility is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. FINRA requires more than three months advance notification of intent not to extend the maturity of a subordinated loan agreement.

14. RELATED PARTIES

The Company established an FDIC bank sweep program deposit account with Axos Bank, an affiliated company. While the deposit account is not an asset of the Company and is held for the exclusive benefit of the Company's customers, the Company does earn fees from the deposit account with the affiliate.   At June 30, 2020, there was a receivable in the amount of $1,021. The Company held cash in the amount of $23,575 in related company bank accounts as of June 30, 2020.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker-dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty.

The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral when necessary.

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral to be returned by the counterparties when necessary.

As of June 30, 2020, non-customer and customer margin securities of approximately $233,630,554 and stock borrowings of approximately $222,368,044 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company utilized $255,944,783 of these available securities as collateral for securities loaned, $171,043,126 for bank loans, and $13,127,790 for OCC margin requirements.

The Company provides guarantees to securities clearinghouses and exchanges. Under related agreements, the Company is generally required to guarantee the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

16. SUBSEQUENT EVENTS

The Company has determined that there are no material events that require adjustment to the recorded amounts or disclosures.

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The Statement of Financial Condition filed pursuant to Rule 17a-5(d) under the Securities and Exchange Act of 1934 is available for inspection at the Company's main office located at 1200 Landmark Center, Omaha, NE 68102 and at the Denver Regional Office of the Securities and Exchange Commission.